Millenium Management
155 N. Lake Avenue
Suite 1000
Pasadena, CA  91101
Phone 626-585-5920
Fax 626-585-5929



May 9, 2003


TO HOLDERS OF ORIGINAL UNITS OF
INCOME GROWTH PARTNERS, LTD. X

     Re:  Offer to Purchase  Original  Units for $850 Per Unit,  dated April 17,
          2003

Dear Unit Holder:

     YOU STILL HAVE UNTIL THE EXPIRATION DATE OF MAY 19, 2003 TO GET $850 CASH PER ORIGINAL UNIT. Investors should note that:

     o The General Partner has not yet listed the Partnership's properties for sale.

     o The General Partner has stated that if the properties were sold for $50 Million, limited partners would receive approximately $162 more per Unit. A $50 Million sales price would represent about a 17% increase from the appraisal done a year ago. We believe that such an increase in value is unlikely because the local rental market for the properties has softened substantially from a year ago, according to brokers for the region.

     o The Offer price exceeds by $199 per Unit (30%) the highest prior offer for Original Units of which Purchaser is aware, made November 12, 2002

     o The Offer price exceeds by at least $463 per Unit (120%) the average price per unit for trades of Partnership interests over the last 12 months.

     o No distributions can be made on the Original Units until approximately $4.1 Million ($510 per unit) more is distributed on the Class A Units, which would take 4 to 5 years at the rate of distributions made on the Class A Units over the last two years. No distributions have ever been made on the Original Units.


     Please sign and return an Agreement of Transfer and Letter of Transmittal promptly (blue form) in the envelope provided to accept our offer.

     For answers to any questions you might have regarding these materials or our Offer, or assistance in the procedures for accepting our Offer and tendering your Units, please contact us at (800) 611-4613 (toll free).


                                        Very truly yours,

                                        MILLENIUM MANAGMENT, LLC

     P.S. to Class A Unit Holders: Several limited partners have indicated they would prefer to sell their Class A Units along with their Original Units. If this applies to you, please contact us to discuss your situation.